Infinera Corporation
169 Java Drive
Sunnyvale, CA  94089

February 12, 2010

Song P. Brandon, Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

RE:	Infinera Corporation Schedule TO-I Filed January 25, 2010 File No. 005-83483

Dear Mr. Brandon:

On behalf of Infinera Corporation (the “Company”), this letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated February 4, 2010, with respect to the Company’s Tender Offer Statement on Schedule TO initially filed on January 25, 2010 (the “Schedule TO”). In this letter we have recited the Staff’s comments in italicized type and followed each with the Company’s response.

Capitalized terms used in the responses that are not defined in this letter have the meanings given to them in the Schedule TO.

Exhibit (a)(1)(A): Offer to Exchange

General

1.
In your response letter, tell us how you disseminated the Offer to Exchange document.  If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the Eligible Employees and the manner in which they typically receive company communications.  We may have additional comments.

In response to the Staff’s comment, the Company advises the Staff that the Company disseminated the Offer to Exchange document as a .pdf attached to an e-mail sent to Eligible Employees to announce the Offer (which email is itself filed as exhibit (a)(1)(B) to the Schedule TO).  In determining that such distribution satisfied the Company’s obligations under Rule 13e-4(e), the Company considered the example set forth in the Commission’s Release No. 33-7288, Section IV(1).

All of the Eligible Employees have e-mail accounts.  E-mail accounts, computers on which such accounts can be accessed and access to the internet have been provided by the Company to all Eligible Employees.  All Eligible Employees use their e-mail accounts in the ordinary course of performing their duties as employees and are expected to routinely log in to such accounts to receive communications.  As such, the e-mail correspondence sent to Eligible Employees at their Company e-mail addresses provides timely and adequate notice to Eligible Employees that information for them is available.

While the Company believes that the computers which it has provided to its employees have the functionality to open the Offer to Exchange document from the .pdf included with the e-mail communication, we have advised the Eligible Employees in the e-mail sent that they can contact our exchange administrator by phone or e-mail in the event they have questions or are unable to access materials electronically.  Eligible Employees may request copies of or print the Offer to Exchange documents for personal retention or if they would prefer paper documents to review.

With respect to the e-mail communication that was sent to all Eligible Employees, the Company (i) received no undeliverable e-mail notifications, which are automatically generated by the Company’s server in the event that there is a communication problem with any of the recipient’s e-mail servers, (ii) reviewed all out of office auto replies to ensure that no recipients would be out of the office during the duration of the

Offer and all employees on leave of absence through the offer period were provided the Offer to Exchange by mail, and (iii) confirmed that none of these communications were captured by virus filters with respect to employees of the Company.  In addition, review of the offering documents and submission of elections on the Infinera Offer Website requires an Eligible Employee to sign-in using his or her Company ID and a unique password. As such, through information provided by the administrator of the Infinera Offer Website, the Company is able to monitor whether an Eligible Employees has viewed the offering documents and/or submitted his or her elections.

How do I participate in this Offer?, page 8
How do I change my election and add or withdraw some or all of my eligible options?, page 17
2.
The disclosure here indicates that the only means to tender or withdraw from the tender is electronically by means of the offer website.  Tell us why you believe restricting the means of tendering and withdrawing to this process is acceptable.  Please also include in your discussion whether all Eligible Employees will have access to the offer website and whether the company took into account any potential technical difficulties Eligible Employees may encounter in using the offer website.  We may have additional comments.

We believe that the means for Eligible Employees of the Company to exchange options on the Infinera Offer Website is appropriate for the Offer, and that providing an alternate means for making elections is not necessary given the Company’s particular circumstances.

The Company’s employees are accustomed to electronic communications in the workplace. Each of the Company’s employees is provided with an e-mail address and the great majority are provided with their own computer.  For employees who are not provided with their own computer, we make available computers for their use.  A significant level of interaction in the workplace is accomplished through electronic communication.  In particular, employees manage and take action with respect to their Company options through electronic means on a website managed by E*TRADE, and the employees’ overall experience with respect to their Company options is predominately electronic.  This is also the case with respect to many other compensation and benefits activities at the Company, including payroll matters, participation in the Company’s employee stock plan and all other employee benefit programs.  In nearly all circumstances, electronic methods are the exclusive means for employees to access, manage or otherwise take action with respect to these programs and alternative means, such as paper delivery of documents, are not available.  Accordingly, employees of the Company are accustomed to managing not only their options through the internet but also all of their other employee benefits, and their experience with respect to compensation and benefits matters generally is largely electronic.

We understand that the Staff is particularly concerned with the scenario in which an Eligible Employee is not able to access the Infinera Offer Website close in time to the expiration of the Offer principally as a result of hardware or software problems with his or her computer or other problems associated with the Infinera Offer Website (e.g., the employee’s computer is not functioning properly, the Infinera Offer Website goes down or general internet access is unavailable). The Company believes that the likelihood of such an occurrence is low and that in any event the Offer has been structured in a manner designed to address any such “last minute” problems.  The Company’s exchange agent for the Offer, Stock & Option Solutions, Inc. (“SOS”), has committed in its engagement agreement with the Company to use commercially reasonable efforts to achieve 99% uptime availability of the Infinera Offer Website through the expiration of the Offer, and in fact, to date the Infinera Offer Website has been accessible 99.9% of the time since commencement of the Offer. As a result, the Company currently has no reason to expect that the Infinera Offer Website will not be available to Eligible Employees for any period of time prior to the expiration of the Offer.

If an Eligible Employee is unable to access the Infinera Offer Website because of hardware or software problems with his or her computer or other problems associated with the Infinera Offer Website, he or she can contact the exchange administrator as directed in the offer documents or the appropriate IT personnel at the Company to quickly address the particular issue. In addition, employees who experience difficulty with their own computer may use computers provided for general use. While the Company believes that the length of the Offer is ample for the Eligible Employees to consider whether or not to participate in the Offer, the Company understands that some employees may choose to wait until close to the expiration of the Offer to make their elections. Even if an employee encountered a problem with his or her computer or was otherwise unable to access the Infinera Offer Website at the last minute, providing an alternate means to make an election by delivering a paper form would not ensure that the Eligible Employee could make an election in any case because it is unlikely that an election form could be sent at the last moment and still be delivered prior to the expiration of the Offer. In this regard, the Company notes that employees generally have less access to fax machines than to computers at the Company’s office locations. In addition, it would be virtually impossible for an employee to send a completed election form to SOS by U.S. mail on the last day of the Offer in a manner intended to guarantee delivery prior to the expiration time of the Offer.

The Company nevertheless acknowledges the Staff’s concern that it is possible that due to a hardware, software or internet-related problem an Eligible Employee may not be able to participate in the Offer. In order to address the Staff’s concern, the Company represents that if, at or near the expiration of the Offer, the Company becomes aware that any Eligible Employees were not able to access the Infinera Offer Website due to hardware, software or internet-related problems or other similar circumstances, it will extend the Offer for a period of time sufficient to address such hardware, software or internet-related problems or other similar circumstances to enable the affected employees to participate in the Offer. Any such extension would be implemented in accordance with Section 15 of the Offer to Exchange and subject to applicable securities laws.

Conditions of this Offer, page 33
3.
A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, amend your conditions to avoid the term “ threatened,” as it is unclear how a “threatened” event can be objectively determined.

In response to the Staff’s comment, we respectfully advise the Staff that the Company has revised the disclosure on page 10 of the Offer to Exchange in the Supplement to the Offer to Exchange as requested by the Staff, by deleting the word “threatened.”

Information Concerning Infinera, page 41
2.
The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a).  It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods.  Please revise your disclosure accordingly.  In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with item 503(d) of Regulation S-K as required by Item 1010(c)(4).  For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

In response to the Staff’s comment, the Company has revised and supplemented the Offer to Exchange in the Supplement to the Offer to Exchange to include the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods and to clarify the presentation of the ratio of earnings to fixed charges.
*****
The Company acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the time and attention you have given to these matters. Please direct any further questions regarding  this response letter to Josh LaGrange of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4575 or me at (408) 572-5200.

Very truly yours,

/s/ Michael O. McCarthy
Michael O. McCarthy III, Esq.

cc:	Kenton J. King, Skadden, Arps, Slate, Meagher & Flom LLP Joseph M. Yaffe, Skadden, Arps, Slate, Meagher & Flom LLP Josh LaGrange, Skadden, Arps, Slate, Meagher & Flom LLP